SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Appointment of Director

On January 24, 2019, LightInTheBox Holding Co., Ltd. (the “Company”), issued a press release announcing the appointment of Dr. Peng Wu to the Company’s Board of Directors.

Dr. Wu has been a professor and an associate dean of Business School, Sichuan University since 2017. Dr. Wu’s main research area is supply chain management, and he has worked on numerous consulting projects for companies in China and the UK. Dr. Wu obtained his bachelor’s degree in management from Tsinghua University in 2004 and his Ph.D. degree in management from Tsinghua University in 2010. Before joining Sichuan University, Dr. Wu worked at South China University of Technology and Cambridge University.

A copy of the press release is attached as Exhibit 99.1.

Adoption of 2019 Share Incentive Plan

On January 20, 2019, the Company adopted a 2019 share incentive plan (the “2019 Plan”) to motivate, attract, and retain and incentivize directors, officers, employees and consultants of the Company. The 2019 Plan has a ten-year term, and has a maximum of 2,867,382 ordinary shares available for issuance. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2019 Plan.

A copy of the 2019 Plan is attached as Exhibit 10.1.

TABLE OF CONTENTS

Exhibits

Exhibit 10.1 —  LightInTheBox Holding Co., Ltd. 2019 Share Incentive Plan

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: January 25, 2019